UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)

OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

ELAN CORPORATION, PLC

(Name of Subject Company (Issuer))

RP MANAGEMENT, LLC

(Names of Filing Persons (Offeror))

Ordinary Shares, par value €0.05 each

(Title of Class of Securities)

G29539106

(CUSIP Number of Class of Securities)

American Depositary Shares, each representing one Ordinary Share

(Title of Class of Securities)

284131208

(CUSIP Number of Class of Securities)

George Lloyd

RP Management, LLC

110 East 59th St., Suite 3300

New York, NY 10022

Telephone: (212) 882-0200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Jeffrey L. Kochian

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, New York 10036

Telephone: (212) 872-8112

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable*	Not Applicable*
*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

On April 3, 2013, RP Management, LLC issued the following announcement:

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF THAT JURISDICTION

This announcement does not constitute an announcement of a firm intention to make an offer under the Irish Takeover Rules

April 3, 2013

ROYALTY PHARMA RESPONSE TO IRISH TAKEOVER PANEL ANNOUNCEMENT RE: ELAN

RP Management, LLC (“Royalty Pharma”) notes the announcement made earlier today by the Irish Takeover Panel, setting a deadline of 5.00pm on May 10, 2013 (or by 5.00pm on the tenth business day following settlement of the Elan tender offer, expected to take place by April 25, 2013, whichever is later) for Royalty Pharma to either announce an offer for Elan Corporation plc (“Elan”) under Rule 2.5 of the Irish Takeover Rules or announce that it will not proceed with an offer for Elan.

Royalty Pharma is disappointed that the Board of Elan continues to refuse to work with Royalty Pharma to facilitate an offer being presented to Elan Shareholders and has instead sought to impose a deadline for Royalty Pharma to make such an offer without the benefit of due diligence. The refusal of the Board of Elan to engage with Royalty Pharma risks depriving Elan Shareholders of the opportunity to decide on the merits of the Possible Offer.

ENQUIRIES:

Royalty Pharma

Pablo Legorreta

George Lloyd

Tel: +1 212 883 2275

J.P. Morgan (lead financial advisor)

Henry Gosebruch (New York, Tel: +1 212 270 6000)

Dwayne Lysaght / James Mitford / Christopher Dickinson (London, Tel: +44 (0) 20 7742 4000)

BofA Merrill Lynch (financial advisor)

Ivan Farman (New York, Tel: +1 646 855 5000)

Philip Noblet / Peter Luck / Geoff Iles (London, Tel: +44 (0) 20 7996 1000)

Abernathy MacGregor (PR)

Tom Johnson / Chuck Burgess

Tel: +1 212 371 5999

Maitland (PR)

Tom Buchanan

Tel: +44 (0) 20 7379 5151

FURTHER INFORMATION

This announcement is not intended to, and does not, constitute or form part of any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to this announcement or otherwise.

The distribution of this announcement in jurisdictions other than Ireland may be affected by the laws of relevant jurisdictions. Therefore any persons who are subject to the laws of any jurisdiction other than Ireland or Elan Shareholders who are not resident in Ireland will need to inform themselves about, and observe, any applicable requirements.

Additional Information

This announcement does not constitute an offer to buy or the solicitation of an offer to sell any securities. This announcement relates to a potential business combination transaction with Elan proposed by Royalty Pharma and is not a substitute for any tender offer statement or any other document in the event that Royalty Pharma files such a document with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any such documents will be available free of charge through the website maintained by the SEC at www.sec.gov or by directing a request to the persons listed above.

General

THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER TO SELL, OR AN INVITATION TO SUBSCRIBE FOR OR PURCHASE OR EXCHANGE, ANY SECURITIES OR THE SOLICITATION OF ANY VOTE OR APPROVAL IN ANY JURISDICTION.

Responsibility Statements

The member of RP Management, LLC accepts responsibility for the information contained in this announcement. To the best of the knowledge and belief of the member of RP Management, LLC (having taken all reasonable care to ensure that such is the case), the information contained in this announcement for which he accepts responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

J.P. Morgan, together with its affiliate J.P. Morgan Limited (which is authorised and regulated by the Financial Services Authority in the United Kingdom), is acting exclusively for Royalty Pharma and for no one else in connection with the matters described in this announcement and is not, and will not be, responsible to anyone other than Royalty Pharma for providing the protections afforded to clients of J.P. Morgan or its affiliates, or for providing advice in connection with the matters described in this announcement.

Merrill Lynch International (“BofA Merrill Lynch”), a subsidiary of Bank of America Corporation, is acting exclusively for Royalty Pharma in connection with the possible offer and for no one else and will not be responsible to anyone other than Royalty Pharma for providing the protections afforded to its clients or for providing advice in relation to the possible offer.

Rule 8 – Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Irish Takeover Rules, if any person is, or becomes, “interested” (directly or indirectly) in one per cent. or more of any class of “relevant securities” of Elan, all “dealings” in any “relevant securities” of Elan (including by means of an option in respect of, or a derivative referenced to, any such “relevant securities”) must be publicly disclosed by not later than 3.30 pm (Dublin time) on the “business day” following the date of the relevant transaction. This requirement will continue until the date on which the Possible Offer becomes effective, lapses or is otherwise withdrawn or on which the Offer Period otherwise ends. If two or more persons co-operate on the basis of any agreement, either express or tacit, either oral or written, to acquire an “interest” in “relevant securities” of Elan, they will be deemed to be a single person for the purpose of Rule 8.3 of the Irish Takeover Rules.

Under the provisions of Rule 8.1 of the Irish Takeover Rules, all “dealings” in “relevant securities” of Elan by Elan or Royalty Pharma, or by any of their respective “associates” must also be disclosed by no later than 12 noon (Dublin time) on the “business day” following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed can be found on the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie.

“Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Irish Takeover Rules, which can be found on the Irish Takeover Panel’s website.

If you are in any doubt as to whether or not you are required to disclose a “dealing” under Rule 8, please consult the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie or contact the Irish Takeover Panel on telephone number +353 (0)1 678 9020; fax number +353 (0)1 678 9289.

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